SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM T-3/A

Amendment No. 2

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

William Lyon Homes, Inc.

(Issuer)

William Lyon Homes

California Equity Funding, Inc.

PH-LP Ventures

Duxford Financial, Inc.

Sycamore CC, Inc.

Presley CMR, Inc.

William Lyon Southwest, Inc.

PH-Rielly Ventures

HSP, Inc.

PH Ventures-San Jose

WLH Enterprises

Presley Homes

Lyon East Garrison Company I, LLC

(Guarantors)

4490 Von Karman Avenue

Newport Beach, California 92660

Attention: Matthew R. Zaist

c/o Irell & Manella LLP

1800 Avenue of the Stars

Suite 900

Los Angeles, California 90067

Attention: Meredith S. Jackson, Esq.

SECURITIES TO BE ISSUED UNDER THE INDENTURE

TO BE QUALIFIED

Title of Class	Amount
12% Senior Subordinated Secured Notes due 2017	$75,000,000

Approximate date of proposed public offering: February 25, 2012

Name and address of agent for service:

William Lyon Homes, Inc., 4490 Von Karman Avenue, Newport Beach, CA 92660

The Issuer hereby amends this application for qualification.

EXPLANATORY NOTE

This Amendment No. 2 (this “Second Amendment”) to the Form T-3 filed with the Securities and Exchange Commission (the “Commission”) by the Issuer on November 17, 2011 (the “Original T-3”), as amended by the Form T-3/A filed with the Commission by the Issuer on December 7, 2011(the “First Amendment” and, together with the Original T-3, the “Form T-3”) is being filed by the Issuer solely to:

(i) supplement the information required for the Guarantors (together with the Issuer, the “Applicants”) of the New Notes to be issued pursuant to the indenture (the “New Notes Indenture”) for which the Issuer by this application seeks qualification;

(ii) file a revised Exhibit T3C and a revised Exhibit T3F; and

(iii) request that the Commission determine that this application shall become effective on February 24, 2012 in accordance with Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) and Rule 7a-9 promulgated thereunder.

This Second Amendment is not intended to amend or delete any other part of the Form T-3. All other information set forth in the Form T-3 is unchanged and has been omitted from this Amendment. Any capitalized terms used herein without definition have the meanings ascribed thereto in the Form T-3.

GENERAL

1.	General Information.

Entity	Form of Organization	Jurisdiction

William Lyon Homes	Corporation	Delaware

California Equity Funding, Inc.	Corporation	California

PH-LP Ventures	Corporation	California

Duxford Financial, Inc.	Corporation	California

Sycamore CC, Inc.	Corporation	California

Presley CMR, Inc.	Corporation	California

William Lyon Southwest, Inc.	Corporation	Arizona

PH-Rielly Ventures	Corporation	California

HSP, Inc.	Corporation	California

PH Ventures-San Jose	Corporation	California

Entity	Form of Organization	Jurisdiction

WLH Enterprises	General Partnership	California

Presley Homes	Corporation	California

Lyon East Garrison Company I, LLC	Limited Liability Company	California

2.	Securities Act Exemption Available.

Please see the Form T-3 for a description of the facts relied upon by the Applicants as a basis for the claim that registration of the indenture securities under the Securities Act is not required.

AFFILIATIONS

3.	Affiliates.

Please see Exhibit 25.1 to the Form T-3 for an organizational chart indicating the affiliations of the Applicants.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

William Lyon Homes

Name	Address	Office

William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Chairman, Chief Executive Officer

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, President, Chief Operating Officer

Douglas K. Ammerman	c/o William Lyon Homes 4490 Von Karman Avenue Newport Beach, CA 92660	Director

Gary H. Hunt	California Strategies, LLC 18800 Von Karman Ave, #190 Irvine, CA 92612	Director

Harold H. Greene	c/o William Lyon Homes 4490 Von Karman Avenue Newport Beach, CA 92660	Director

William Lyon Homes
Name	Address	Office

Alex Meruelo	Meruelo Enterprises, Inc. 9550 Firestone Blvd, Suite 105 Downey, CA 90241	Director

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President, Chief Financial Officer, Corporate Secretary

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President of Finance

Mary J. Connelly	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President

W. Thomas Hickcox	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President

Brian W. Doyle	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President

Cynthia E. Hardgrave	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Tax and Internal Audit, Assistant Secretary

Maureen L. Singer	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Human Resources

Brian J. Aitken	4490 Von Karman Avenue Newport Beach, CA 92660	Assistant Treasurer, Director of Financial Operations

California Equity Funding, Inc.

Name	Address	Office

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Director, President, Chief Executive Officer

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

California Equity Funding, Inc.

Name	Address	Office

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Vice President, Chief Financial Officer, Corporate Secretary

PH-LP Ventures

Name	Address	Office

William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Chairman, Chief Executive Officer

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, President, Chief Operating Officer

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Senior Vice President of Finance

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President, Chief Financial Officer, Corporate Secretary

Cynthia E. Hardgrave	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Tax and Internal Audit, Assistant Secretary

Maureen L. Singer	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Human Resources

Brian W. Doyle	4000 Executive Parkway, Suite 250 San Ramon, Contra Costa County, CA 94583	Senior Vice President

Duxford Financial, Inc.

Name	Address	Office

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Chairman, President, Chief Executive Officer

William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Vice Chairman, Executive Vice President

Duxford Financial, Inc.

Name	Address	Office

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Senior Vice President of Finance

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President, Chief Financial Officer, Corporate Secretary

Mary J. Connelly	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President

W. Thomas Hickcox	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President

Brian W. Doyle	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President

Cynthia E. Hardgrave	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Tax and Internal Audit, Assistant Secretary

Maureen L. Singer	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Human Resources

Sycamore CC, Inc.

Name	Address	Office

William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Chairman, Chief Executive Officer

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, President, Chief Operating Officer

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Vice President, Chief Financial Officer, Corporate Secretary

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President of Finance

Sycamore CC, Inc.
Name	Address	Office

Brian W. Doyle	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President

Cynthia E. Hardgrave	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Tax and Internal Audit, Assistant Secretary

Gary Haddy	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President

Presley CMR, Inc.

Name	Address	Office

William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Chairman, Chief Executive Officer

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, President, Chief Operating Officer

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Senior Vice President of Finance

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President, Chief Financial Officer, Corporate Secretary

Cynthia E. Hardgrave	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Tax and Internal Audit, Assistant Secretary

Maureen L. Singer	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Human Resources

Brian W. Doyle	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President

Gary Haddy	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President

William Lyon Southwest, Inc.

Name	Address	Office

William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Chairman, Chief Executive Officer

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, President, Chief Operating Officer

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Senior Vice President of Finance

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President, Chief Financial Officer, Corporate Secretary

Cynthia E. Hardgrave	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Tax and Internal Audit, Assistant Secretary

Maureen L. Singer	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Human Resources

W. Thomas Hickcox	8840 E. Chaparral Road, Suite 200 Scottsdale, Arizona 85250	Senior Vice President

Julie E. Collins	8840 E. Chaparral Road, Suite 200 Scottsdale, Arizona 85250	Senior Vice President of Operations

Bryan J. Cazier	8840 E. Chaparral Road, Suite 200 Scottsdale, Arizona 85250	Vice President of Purchasing

Linda Victor	8840 E. Chaparral Road, Suite 200 Scottsdale, Arizona 85250	Assistant Treasurer, Division Controller

PH-Rielly Ventures

Name	Address	Office

William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Chairman, Chief Executive Officer

PH-Rielly Ventures

Name	Address	Office

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, President, Chief Operating Officer

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Senior Vice President of Finance

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President, Chief Financial Officer, Corporate Secretary

Cynthia E. Hardgrave	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Tax and Internal Audit, Assistant Secretary

Maureen L. Singer	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Human Resources

W. Thomas Hickcox	8840 E. Chaparral Road, Suite 200 Scottsdale, Arizona 85250	Senior Vice President

Julie E. Collins	8840 E. Chaparral Road, Suite 200 Scottsdale, Arizona 85250	Vice President of Operations

HSP, Inc.

Name	Address	Office

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Director, President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Treasurer

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Brenda G. Roberge	4490 Von Karman Avenue Newport Beach, CA 92660	Secretary

PH Ventures-San Jose

Name	Address	Office

William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Chairman, Chief Executive Officer

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, President, Chief Operating Officer

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Senior Vice President of Finance

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President, Chief Financial Officer, Corporate Secretary

Cynthia E. Hardgrave	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Internal Tax and Audit, Assistant Secretary

Maureen L. Singer	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Human Resources

Brian W. Doyle	4000 Executive Parkway, Suite 250 San Ramon, Contra Costa County, CA 94583	Senior Vice President

WLH Enterprises

WLH Enterprises is a general partnership. Its general partners are: Presley CMR, Inc. (see above for officers and directors of this entity) and the Issuer (see the Form T-3 for officers and directors of this entity).

Presley Homes

Name	Address	Office

William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director, Chief Executive Officer

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Director

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Director

Presley Homes

Name	Address	Office

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Chief Financial Officer, Secretary

Lyon East Garrison Company I, LLC

Lyon East Garrison Company I, LLC is a limited liability company. Its managing member is the Issuer (see the Form T-3 for officers and directors of this entity).

5.	Principal Owners of Voting Securities.

The principal voting securities, both pre- and post-reorganization, for William Lyon Homes, a Guarantor and the parent of the Issuer, was disclosed in the Form T-3. The owners of the principal voting securities for all other Guarantors, set forth below, will not change consequent to the reorganization.

	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Capital Stock

California Equity Funding, Inc.	William Lyon Homes 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	1,000	100%

PH-LP Ventures	William Lyon Homes, Inc. 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	25,000	100%

Duxford Financial, Inc.	William Lyon Homes 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	1,000	100%

Sycamore CC, Inc.	William Lyon Homes, Inc. 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	100,000	100%

Presley CMR, Inc.	William Lyon Homes, Inc. 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	100	100%

	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Capital Stock

William Lyon Southwest, Inc.	William Lyon Homes, Inc. 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	100	100%

PH-Rielly Ventures	William Lyon Homes, Inc. 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	25,000	100%

HSP, Inc.	William Lyon Homes, Inc. 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	10,000	100%

PH Ventures-San Jose	William Lyon Homes, Inc. 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	25,000	100%

WLH Enterprises	WLH Enterprises is a general partnership. Its general partners are the Issuer and Presley CMR, Inc. (See above for principal owners of voting securities for Presley CMR, Inc. and the Form T-3 for principal owners of voting securities for the Issuer.)

Presley Homes	William Lyon Homes, Inc. 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	100	100%

Lyon East Garrison Company I, LLC	Lyon East Garrison Company I, LLC is a limited liability company. Its managing member is the Issuer. (See the Form the T-3 for principal owners of voting securities for this entity.)

UNDERWRITERS

6.	Underwriters.

(a)	No person has, within the three years prior to the date of filing of this application, acted as an underwriter of any securities of any of the Guarantors.

(b)	Please see the Form T-3.

(c)	Please see the Form T-3.

CAPITAL SECURITIES

7.	Capitalization.

(a)	The table below sets forth the securities of each Guarantor as of the date hereof.

	Title of Class	Amount Authorized	Amount Outstanding

William Lyon Homes	Common Stock	3,000	1,000

California Equity Funding, Inc.	Common Stock	100,000	1,000

PH-LP Ventures	Common Stock	100,000	25,000

Duxford Financial, Inc.	Common Stock	1,000	1,000

Sycamore CC, Inc.	Common Stock	100,000	100,000

Presley CMR, Inc.	Common Stock	1,000	100

William Lyon Southwest, Inc.	Common Stock	100,000	100

PH-Rielly Ventures	Common Stock	100,000	25,000

HSP, Inc.	Common Stock	10,000	10,000

PH Ventures-San Jose	Common Stock	100,000	25,000

WLH Enterprises	WLH Enterprises is a general partnership. Its general partners are the Issuer and Presley CMR, Inc. (See the Form T-3 for securities of this entity.)

Presley Homes	Common Stock	100,000	100

Lyon East Garrison Company I, LLC	Lyon East Garrison Company I, LLC is a limited liability company. Its managing member is the Issuer. (See the Form T-3 for securities of this entity.)

(b)	All Guarantors except for WLH Enterprises, which is a California general partnership, and Lyon East Garrison Company I, LLC, which is a California limited liability company, have issued only one class of voting securities, common stock. All such shares have equal voting rights of one vote per share.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

Please see the Form T-3 for the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act.

9.	Other Obligors.

Apart from the Guarantors, the Issuer is the only other obligor upon the New Notes. The Issuer’s address is:

William Lyon Homes, Inc. 4490 Von Karman Avenue Newport Beach, California 92660 Attention: Matthew R. Zaist

* * *

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 17, consecutively.

(b)	The statement of eligibility and qualification of the trustee under the Indenture to be qualified.

(c)	The following exhibits:

Exhibit Number	Description

Exhibit T3A-1	Certificate of Incorporation of William Lyon Homes.

Exhibit T3A-2	Articles of Incorporation of California Equity Funding, Inc.

Exhibit T3A-3	Articles of Incorporation of PH-LP Ventures.

Exhibit T3A-4	Articles of Incorporation of Duxford Financial, Inc.

Exhibit T3A-5	Articles of Incorporation of Sycamore CC, Inc.

Exhibit T3A-6	Articles of Incorporation of Presley CMR, Inc.

Exhibit T3A-7	Articles of Incorporation of William Lyon Southwest, Inc.

Exhibit T3A-8	Articles of Incorporation of PH-Rielly Ventures.

Exhibit T3A-9	Articles of Incorporation of HSP, Inc.

Exhibit T3A-10	Articles of Incorporation of PH Ventures-San Jose.

Exhibit T3A-11	Statement of Partnership Authority of WLH Enterprises.

Exhibit T3A-12	Articles of Incorporation of Presley Homes.

Exhibit Number	Description

Exhibit T3A-13	Articles of Organization of Lyon East Garrison Company I, LLC.

Exhibit T3B-1	Bylaws of William Lyon Homes.

Exhibit T3B-2	Bylaws of California Equity Funding, Inc.

Exhibit T3B-3	Bylaws of PH-LP Ventures.

Exhibit T3B-4	Bylaws of Duxford Financial, Inc.

Exhibit T3B-5	Bylaws of Sycamore CC, Inc.

Exhibit T3B-6	Bylaws of Presley CMR, Inc.

Exhibit T3B-7	Bylaws of William Lyon Southwest, Inc.

Exhibit T3B-8	Bylaws of PH-Rielly Ventures.

Exhibit T3B-9	Bylaws of HSP, Inc.

Exhibit T3B-10	Bylaws of PH Ventures-San Jose.

Exhibit T3B-11	Partnership Agreement of WLH Enterprises.

Exhibit T3B-12	Bylaws of Presley Homes.

Exhibit T3B-13	Operating Agreement of Lyon East Garrison Company I, LLC.

Exhibit T3C	Indenture by and among William Lyon Homes, Inc., the Guarantors named therein and U.S. Bank National Association, as Note Trustee and Collateral Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E.1	Prepackaged Joint Plan of Reorganization for William Lyon Homes, et al.*

Exhibit T3E.2	Disclosure Statement for the Prepackaged Joint Plan of Reorganization for William Lyon Homes, et al.*

Exhibit T3F	Cross reference sheet showing the location in the New Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.

Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1.*

*	Filed previously with the Form T-3.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act, the Guarantors have duly caused this application to be signed on each of their behalves by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 21st day of February, 2012.

WILLIAM LYON HOMES
CALIFORNIA EQUITY FUNDING, INC. PH-LP VENTURES DUXFORD FINANCIAL, INC.
SYCAMORE CC, INC. PRESLEY CMR, INC. WILLIAM LYON SOUTHWEST, INC.
PH-RIELLY VENTURES HSP, INC. PH VENTURES-SAN JOSE
PRESLEY HOMES, Guarantors

By:	/s/ Matthew R. Zaist
Matthew R. Zaist
Executive Vice President

WLH ENTERPRISES,
Guarantor

By:	William Lyon Homes, Inc.
Its:	General Partner

	By:	/s/ Matthew R. Zaist
Matthew R. Zaist
Executive Vice President

By:	Presley CMR, Inc.
Its:	General Partner

	By:	/s/ Matthew R. Zaist
Matthew R. Zaist
Executive Vice President

LYON EAST GARRISON COMPANY I, LLC,
Guarantor

By:	William Lyon Homes, Inc.
Its:	Managing Member

	By:	/s/ Matthew R. Zaist
Matthew R. Zaist
Executive Vice President

Attest:	/s/ Meredith S. Jackson
Name:	Meredith S. Jackson, Esq.
Irell & Manella, LLP